Exhibit 99.1

Purple Biotech’s Randomized Phase 2 CM24 Pancreatic Cancer Study Selected as Late-Breaking Abstract Poster
Presentation at ASCO 2024 Annual Meeting

Interim data suggests reduced risk of progression or death in the CM24/nivolumab plus standard of care Nal-IRI/5FU/LV arm of the study

REHOVOT, Israel, April 25, 2024 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced that interim results from its randomized, controlled, open label, multicenter Phase 2 study of CM24, a first in class immune checkpoint inhibitor, for the treatment of pancreatic ductal adenocarcinoma (PDAC), have been selected as late-breaking abstract poster presentation at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting which will take place on May 31 – June 4, 2024 in Chicago, Illinois.

The Phase 2 study (NCT04731467) is evaluating CM24 in combination with the Bristol Myers Squibb (BMS) PD-1 inhibitor nivolumab plus standard of care (SoC) chemotherapy in second line PDAC patients compared to SoC chemotherapy alone. The primary endpoint of the study is overall survival (OS), with progression free survival (PFS) and objective response rate (ORR) as secondary endpoints. The study was designed as Bayesian to evaluate the potential benefit of the experimental arm vs SoC and is not powered for hypothesis testing. Approximately 60 patients have been enrolled in the randomized study in 18 centers in the U.S., Spain and Israel. The study is in clinical collaboration with BMS. Purple Biotech retains all worldwide rights to CM24.

The interim data in the CM24/nivolumab plus SoC Nal-IRI/5FU/LV arm vs. the SoC Nal-IRI/5FU/LV control arm suggests a reduced risk of progression or death in the experimental arm, as demonstrated by PFS, supported by higher ORR and disease control rate (DCR) and decreasing CA19-9 in the experimental arm. Full data has been submitted to the ASCO Meeting.

Data from the gemcitabine/nab-paclitaxel arm is not yet mature, and OS data continues to mature for both the Nal-IRI/5FU/LV and gemcitabine/nab-paclitaxel arms.

“We are honored to be selected by the ASCO committee with our late breaking abstract poster presentation and are looking forward to presenting our interim results from our randomized Phase 2 CM24 study at the ASCO 2024 annual meeting.” stated Gil Efron, Chief Executive Officer of Purple Biotech. “Topline data are expected by the end of this year.”

Abstract LBA4143: Interim results of the Randomized Phase 2 Cohort of Study FW-2020-01 Assessing the Efficacy, Safety and Pharmacodynamics of CM24 in combination with Nivolumab and Chemotherapy in Advanced/metastatic Pancreatic Cancer.

●	Date & Time: Sunday, June 1, 1:30 – 4:30 PM CDT.

●	Lead Author: Teresa Macarulla, MD, PhD, Hospital Universitario Vall d’Hebron, Barcelona, Spain.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study is being concluded and a phase 2 study of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) is planned. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company is advancing a preclinical platform of conditionally-activated tri-specific antibodies that engage both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm of the antibody specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; final results from clinical studies, including our NT219 and CM24 studies, may vary from the interim analysis, our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2023 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima
Chief Financial Officer
IR@purple-biotech.com